

February 24, 2012

Via E-mail
Ms. Mary Ann Scully
Chief Executive Officer
Howard Bancorp, Inc.
6011 University Boulevard, Suite 370
Ellicott City, MD 21043

> **Re: Howard Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2012**
> **File No. 333-178204**

Dear Ms. Scully:

We have reviewed your filing and response letter dated February 13, 2012 and have the following comments.

General

1.   In the event you do not provide updated financial information (financial statements, MD&A, etc.) in your next amendment, please revise to include a recent developments section to disclose financial results for the fourth quarter of 2011 together with a discussion of your results, to the extent you have this information available.

Note 1: Summary of Significant Accounting Policies – Allowance for Credit Losses, page F-9

2.   We note your response to comment 11 in your letter dated February 13, 2012, in which you indicate that TDRs which are performing according to their modified terms are included with other performing loans utilizing the nonspecific allowance for credit loss methodology. Given that a TDR will always be considered impaired even if on accrual status, impairment should be measured individually for all TDRs. Please revise your accounting policy going forward and tell us the impact on your financial results at September 30, 2011 if you measured impairment on accruing TDRs individually.

Note 6 – Credit Quality Assessment, page F-15

3.   We note your response to comment 13 in your letter dated February 13, 2012. We could not locate where you disclose the unpaid principal balance of impaired loans for each class of financing receivable. Please revise accordingly or tell us where you disclose this information. If the unpaid principal balance equals the recorded investment, please revise to disclose this fact. Refer to ASC 310-10-50-15(a)(4). See ASC 310-10-55-10 for example disclosure.

4.   We note your response to comment 18 in your letter dated February 13, 2012. Please address the following:

    a.   Clarify how you measured impairment on this loan at September 30, 2011. If you did not individually measure impairment on this loan, please confirm that this loan is included in the analysis provided in response to our preceding comment on measuring impairment on accruing TDRs individually at September 30, 2011.

    b.   Clarify for us the terms of the loan before and after modification.

    c.   Clarify for us the meaning of "principal curtailments continuing under the original term."

    d.   Tell us why the loan was restructured and how you considered the increased credit risk relative to the original underwriting in your conclusion that the loan would have met your underwriting standards at the time it was restructured and that it yielded a market rate for loans with similar credit risk.

Exhibits and Financial Statement Schedules

(a) List of Exhibits

Exhibit 5

5.   Please remove the third assumption in the first paragraph on page 2. Your diligence should include who the officers are and whether the certificates have been properly executed by officers.

6.   Please remove assumptions 1, 4, 5, and 6 in the second paragraph on page 2; they are overly broad and not necessary for your legality opinion.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to

Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney